Exhibit 99.11

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-170295 and 333-197080 on Form S-8 and in Registration Statements Nos. 333-185723, 333-190801, 333-193876, 333-195184 and 333-197185 on Form F-10 and to the use of our reports dated February 19, 2015 relating to the consolidated financial statements of HudBay Minerals Inc. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2014.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 31, 2015